August 1, 2025

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Catherine De Lorenzo Pamela Long Wilson Lee Mark Rakip

Re:	StoneBridge Acquisition II Corporation Amendment No. 1 to Registration Statement on Form S-1 Filed July 7, 2025 File No. 333-286983

Ladies and Gentlemen:

This letter is submitted on behalf of our client, StoneBridge Acquisition II Corporation (the “Company”), in response to comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to Amendment No. 1 to the Company’s Registration Statement on Form S-1 filed with the Commission on July 7, 2025, as set forth in the Staff’s letter dated July 16, 2025 (the “Comment Letter”).

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter. For reference purposes, the text of the Staff’s comments are reproduced in bold below, each followed by the Company’s response to the comment. The numbered paragraphs below correspond to the numbered comments in the Comment Letter.

Additionally, the Company is concurrently filing Amendment No. 2 to its Registration Statement on Form S-1 (“Amendment No. 2”), which reflects revisions in response to the Comment Letter and certain other updates.

Kesse PLLC ● www.kessepllc.com ● T 346.348.0239
845 Texas Avenue, Suite 200, Houston, Texas 77002

Securities and Exchange Commission August 1, 2025 Page 2

Amendment 1 to Form S-1 filed July 7, 2025

The nominal purchase price paid by our initial shareholders..., page 79

1.	We note that the disclosure immediately prior to the table states that the sponsor’s investment in the founder shares was approximately $0.02 per share, while the table itself states that the sponsor’s investment in Class B ordinary shares was $0.57 per share. To avoid confusion, please revise the tabular disclosure to show separate line items for the sponsor’s investment per share for the Class B founder shares and for the Class A shares included in the private units. Footnote (2) to the table may be revised to disclose the $0.57 per share investment by the sponsor for all shares it has purchased.

Response: In response to the Staff’s comment, the Company has revised the tabular disclosure on page 81 of Amendment No. 2 to show separate line items for (i) the sponsor’s investment per share for the Class B founder shares and for the Class A shares included in the private units and (ii) the Maxim Individuals’ and the third-party investors’ investment per share for the Class B founder shares and for the Class A shares included in the private units. Additionally, footnotes (2) and (3) to the table have been revised to disclose, respectively, the per share amount for the sponsor’s total investment in the equity of the Company and the per share amount for the Maxim Individuals’ and the third-party investors’ total investment in the equity of the Company.

Our Sponsor, page 108

2.	Please revise disclosure accompanying the table on page 111 to include the terms of the anti-dilution adjustment upon conversion of the founder shares at the time of the initial business combination, so that it is clear how the number of additional shares the sponsor may receive upon conversion of the Class B will be determined.

Response: In response to the Staff’s comment, the Company has revised the disclosures accompanying the tables on pages 7 and 112 of Amendment No. 2 to include the terms of the anti-dilution adjustment upon conversion of the founder shares at the time of the initial business combination.

General

3.	We note your footnotes on pages 3, 4, 107, and 108 provide URLs and hyperlinks to websites to support factual assertions, statistical data, and other information included in your registration statement. Please be advised that where you include a hyperlink or URL in your filing, you assume responsibility for the information on the hyperlinked website and the information accessible through the hyperlinked website as if it were part of your filing. Please revise to include this disclosure in your registration statement as applicable, or advise. Please refer to SEC Release No. 34-42728 for guidance.

Response: In response to the Staff’s comment, the Company has revised the referenced footnotes on pages 3, 4, 108 and 109 of Amendment No. 2 to remove the URLs and hyperlinks to websites.

www.kessepllc.com

Securities and Exchange Commission August 1, 2025 Page 3

4.	Please provide an updated auditors’ consent within your next filing.

Response: In response to the Staff’s comment, the Company has provided an updated auditors’ consent within Amendment No. 2.

Should you have further comments or require further information, or if any questions should arise in connection with this submission, please call the undersigned at (346) 348-0239 or at (425) 802-9052. You also may contact the undersigned by email at kelvinkesse@kessepllc.com.

Yours truly,

/s/ Kelvin Kesse
Kelvin Kesse

cc:	Bhargav Marepally, Chief Executive Officer of StoneBridge Acquisition II Corporation
StoneBridge Acquisition II Corporation

www.kessepllc.com